Will H. Cai +852 3758 1210 wcai@cooley.com

November 18, 2019

VIA EDGAR

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:

  EHang Holdings Limited (CIK No. 0001759783)

  Response to the Staff’s Comments on the Registration Statement

  on Form F-1 filed October 31, 2019 and Amendment No. 1 to

  Registration Statement on Form F-1 filed November 12, 2019

  (File No. 333-234411)

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 14, 2019 on the Company’s registration statement on Form F-1 dated October 31, 2019 and Amendment No. 1 to Registration Statement on Form F-1 dated November 12, 2019 (“Amendment No. 1 to Registration Statement”).

The Company has responded to the Staff’s comment by filing the revised document as requested. The Staff’s comment is repeated below in bold and followed by the Company’s response. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2 to Registration Statement”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2 to Registration Statement.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission EHang Holdings Limited November 18, 2019 Page 2	Privileged & Confidential

Registration Statement on Form F-1 filed October 31, 2019

Risk Factors

1.    We note your dual-class structure provides different voting rights. Please expand your risk factor disclosure to discuss the impact the dual class structure will have on the ability of Class B holders to control matters requiring a shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major corporate transactions. Additionally, please add risk factor disclosure to discuss as applicable your controlled company status, exemptions you may use for governance rules, whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 56, 156 and 157 of Amendment No. 2 to Registration Statement.

The Company respectfully submits to the Staff that it currently does not plan to rely on the “controlled company” exemptions, but it has included the disclosure that it may rely on such exemptions.

2.    Please discuss whether the company may issue additional Class B ordinary shares and how this may be dilutive to your Class A ordinary shareholders. Furthermore, please discuss the percentage of outstanding shares that the Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of Amendment No. 2 to Registration Statement.

3.    We note the statement on page 180 that your deposit agreement provides that ADS investors waive the right to a jury trial, including claims under the U.S. federal securities laws. Please provide risk factor disclosure discussing the impact this provision has on shareholders, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 2 to Registration Statement.

Principal Shareholders, page 159

4.    Please provide the information regarding the beneficial ownership following the offering.

The Company respectfully submits that information regarding the beneficial ownership following the offering is not yet available, and it will further amend the registration statement on Form F-1 as soon as such information becomes available.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission EHang Holdings Limited November 18, 2019 Page 3	Privileged & Confidential

Description of Share Capital, page 162

5.    Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that it is expected that, immediately following the completion of the offering, none of the direct and indirect holders of record of Class B ordinary shares will be U.S. residents. Pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when an issuer determines whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by residents in the United States, the issuer may choose one of the two methods. The issuer may look to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States. Alternatively, an issuer may make the determination based on the number of voting securities. Issuers must apply a determination methodology on a consistent basis. The Company expects that, immediately following the completion of the offering, it will qualify as a foreign private issuer under either method. When making the determination in the future, the Company plans to consistently apply the method that is based on the voting power of both classes on a combined basis.

Amendment No. 1 to Registration Statement on Form F-1 Filed November 12, 2019

Prospectus Summary

Recent Developments, page 5

6.    On page 5 you present financial data for revenues through net loss for the nine months ended September 30, 2019 and 2018. As it appears full financial information for this interim period is available, please update your filing throughout to include financial information for this interim period. In particular but not exclusively, the unaudited interim period financial statements, “Orders, Delivery and Financial Results” on pages 2 and 108, “Summary Consolidated Financial and Operating Data” on page 13, “Capitalization” on page 66, “Selected Consolidated Financial and Operating Data” on page 76, and “Management’s Discussion and Analysis” starting on page 80, including “Revenue recognition” on page 96 and “Share-based compensation” on page 98 within “Critical Accounting Policies.”

The Company respectfully submits that it is still in the process of preparing its full financial statements for the nine months ended September 30, 2019. The preliminary unaudited financial information for the nine months ended September 30, 2019 (the “Additional Preliminary Financial Information”) was prepared by the Company’s management based only upon information available to it as of the date hereof and has not been prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants for the preparation or presentation of financial information. The Company respectfully notes that pursuant to Item 8.A.5 of Form 20-F, it has complied with the requirement to include unaudited consolidated interim financial statements in the registration statement on Form F-1 and is including the Additional Preliminary Financial Information, as is available, in the “Recent Developments” section. The Company has revised the disclosure on page 6 of Amendment No. 2 to Registration Statement to include an appropriate disclaimer.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission EHang Holdings Limited November 18, 2019 Page 4	Privileged & Confidential

The Company further submits that as a foreign private issuer, the Company is not required to disclose its quarterly financials even after it becomes a public company. The Company confirms that it has not made any completed financial statements for the period ended September 30, 2019 to its shareholders, any exchanges or others in any jurisdiction.

Based on the forgoing, the Company believes it is appropriate to only include a “Recent Developments” section to discuss the Additional Preliminary Financial Information.

*            *             *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com